Exhibit (a)(1)(ix)

[MOURANT LETTERHEAD]

Private and Confidential
Participant Name
Add 1
Add2
Add3
Add4

26 April 2005

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. ANY ACTION YOU INTEND TO TAKE MUST BE TAKEN BY FRIDAY, 13th MAY 2005

Dear Kerr-McGee (U.K.) Employee Share Plan Participant:

Re: The Kerr-McGee (U.K.) Employee Share Plan (Post April 2002 Plan) (the "Plan")

        The enclosed tender offer materials and Direction Form require your immediate attention. The tender offer materials describe an offer by Kerr-McGee Corporation to purchase up to 43,500,000 shares of its common stock, par value $1.00 per share, at a price not greater than $92.00 nor less than $85.00 per share, net to the seller in cash, without interest. As described below, you have the right to instruct Mourant ECS Trustees Ltd (the "Plan Trustee"), as trustee of the Plan, concerning whether to tender shares held by them on your behalf under the Plan ("Plan Shares") in so far as those shares are free from restrictions ("Eligible Plan Shares") as discussed further below under "Restrictions on Tendering Plan Shares". Unless the context requires otherwise, all references to shares shall refer to the shares of common stock, par value $1.00 per share, of Kerr-McGee Corporation and shall include the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of July 26, 2001, between Kerr-McGee Corporation and UMB Bank, n.a., as amended by the First Amendment to Rights Agreement, dated as of July 30, 2001, between Kerr-McGee Corporation and UMB Bank, n.a. All shares tendered and purchased will include such associated preferred stock purchase rights.

        If you wish the Plan Trustee to tender Eligible Plan Shares held by them on your behalf under the Plan, you will need to complete the enclosed Direction Form and return it to the Plan Trustee by using the prepaid envelope provided or by faxing your form to 020 8409 8911 so that it is RECEIVED by 4.00 p.m., UK time, on Friday, 13th May 2005, unless the tender offer is extended, in which case the deadline for receipt of instructions will be three business days prior to the expiration date of the tender offer, if feasible.

        The remainder of this letter summarizes the transaction, your rights under the Plan and the procedures for completing and submitting the enclosed Direction Form. You should also review the more detailed explanation provided in the Offer to Purchase, dated April 18, 2005 (the "Offer to Purchase") enclosed with this letter. You should note that your position may be different in some respects if you have ceased employment with a relevant Kerr McGee company. This is explained further in "Ceasing Employment" below.

BACKGROUND

        Kerr-McGee Corporation, a Delaware corporation ("Kerr-McGee"), has made a tender offer to its stockholders to tender up to 43,500,000 shares of its common stock, par value $1.00 per share, for purchase by Kerr-McGee at a price not greater than $92.00 nor less than $85.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase (which together with the related Letter of Transmittal, as they may be amended or supplemented from time to time, constitute the "tender offer").

        Kerr-McGee will select the lowest purchase price that will allow it to purchase 43,500,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the tender offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. However, because of the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares Kerr-McGee seeks are properly tendered. Shares tendered but not purchased in the tender offer will be returned to the tendering stockholders at Kerr-McGee's expense promptly after the expiration of the tender offer. Kerr-McGee's intent is to purchase up to $4 billion of its shares in the tender offer. In the event the final purchase price is less than the maximum purchase price of $92.00 per share and more than 43,500,000 shares are tendered in the tender offer at or below the purchase price, Kerr-McGee intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it repurchases up to $4 billion of its shares. By way of example, if the final purchase price is the minimum purchase price of $85.00 per share, Kerr-McGee intends to purchase up to an additional 3,227,763 of its outstanding shares to the extent tendered in the tender offer. Kerr-McGee also expressly reserves the right, in its sole discretion, to purchase additional shares, subject to applicable law.

        The enclosed Offer to Purchase sets forth the objectives, terms and conditions of the tender offer and is being provided to all of Kerr-McGee's stockholders. To understand the tender offer fully and for a more complete description of the terms and conditions of the tender offer, you should carefully read the entire Offer to Purchase.

        Kerr-McGee's Offer to Purchase extends to the Plan. Only the Plan Trustee, as trustee of the Plan, can tender Eligible Plan Shares in the tender offer. Nonetheless, as a participant under the Plan, you have the right to direct the Plan Trustee whether or not to tender some or all of your Eligible Plan Shares, and at what price or prices. Unless otherwise required by the Plan Trust Deed and Rules (see below) or applicable law, the Plan Trustee will tender Eligible Plan Shares in accordance with timely participant instructions (subject to the qualifications set out below in "Limitations on Following Your Direction") and the Plan Trustee will not tender either Eligible Plan Shares for which it does not receive timely instructions or any non-Eligible Plan Shares. If you do not complete the enclosed Direction Form and return it to the Plan Trustee by 4:00 p.m., UK time, on Friday, 13th May 2005, you will be deemed to have elected not to participate in the tender offer and none of your Eligible Plan Shares will be tendered.

RESTRICTIONS ON TENDERING PLAN SHARES

        Your Plan Shares comprise:

  (a)
  Partnership Shares that were purchased with your own money by deduction from your gross salary;

  (b)
  Matching Shares that were funded by your employer and awarded to you in the ratio of two Matching Shares for each Partnership Share; and

  (c)
  any Dividend Shares that were acquired with dividends received in respect of Plan Shares.

        You are free to instruct the Plan Trustee to tender your Eligible Plan Shares into the tender offer. Your Eligible Plan Shares are all your Partnership Shares and any Matching Shares awarded on 26th April 2002. Any other Matching Shares and any Dividend Shares are therefore not subject to the tender offer because they are subject to a three year holding period that has not yet expired.

        If you wish to tender only some of your Eligible Plan Shares, you cannot choose which Eligible Plan Shares are tendered. In such circumstances Inland Revenue rules require that Eligible Plan Shares awarded earlier must be tendered before Eligible Plan Shares awarded later. If Eligible Plan

Shares of different types were awarded on the same day, those that result in the lowest tax charge are treated as tendered first. Consequently, you may only specify the number of Eligible Plan Shares that you wish the Plan Trustee to tender on your behalf. Exactly which Eligible Plan Shares will be tendered will be determined in accordance with the Inland Revenue rules.

TAX IMPLICATIONS

        The disposal of Eligible Plan Shares will have United Kingdom tax consequences as follows:

  (i)
  any disposal of Partnership Shares will result in a liability to income tax and national insurance contributions:

  —
  if the disposal occurs on or before the third anniversary of the award date the liability will be by reference to the market value of the Partnership Shares at the time of disposal;

  —
  if the disposal occurs after the third anniversary of the award date the liability will be by reference to the lower of the market value of the Partnership Shares when they were awarded and their market value at the time of disposal; and

  (ii)
  any disposal of Matching Shares will result in a liability to income tax and national insurance contributions by reference to the lower of the market value of the Matching Shares when they were awarded and their market value at the time of disposal.

        Any income tax or national insurance contributions that are due will be collected through PAYE out of the proceeds from the tender offer.

        There will be no UK capital gains tax liability on any disposal of Eligible Plan Shares.

        The disposal of Eligible Plan Shares by non-U.S. shareholders is potentially subject to a 30% U.S. withholding tax. If, however, we have on file an effective Internal Revenue Service Form W-8BEN evidencing your eligibility for benefits under the U.S.-UK income tax treaty, this withholding tax will be reduced to 15%. In certain circumstances, the Plan Trustee may be entitled to file a claim for refund of this withholding tax with the U.S. Internal Revenue Service on your behalf. You should consult sections 3 and 13 of the enclosed Offer to Purchase for a more detailed description of the US federal income tax consequences of the tender offer to you, including your potential eligibility for a refund of U.S. withholding tax. You are also urged to consult your own tax advisors as to the U.S. federal income tax consequences of participating in the tender offer.

CEASING EMPLOYMENT

        If you cease employment with any applicable Kerr-McGee company, Inland Revenue rules require all your Plan Shares to leave the Plan (by transfer or sale). As explained in your explanatory booklet for the Plan, if you cease employment with a Kerr-McGee company for any reason other than death, injury, disability, redundancy or retirement at or after age 50 or your employing company ceases to be in the Kerr-McGee group no tax or national insurance contributions are payable.

        If you cease employment with a Kerr-McGee company for any other reason, income tax and national insurance contributions will be payable as explained above (there will also be an income tax liability in respect of Dividend Shares on the amount of the dividend used to acquire them).

        If you have already ceased employment, but your Plan Shares have not already been sold or transferred, or if you cease employment in the future, you can still tender your Plan Shares using the Direction Form provided you submit the Direction Form by 4:00 p.m., UK time, on Friday, 13th May 2005.

LIMITATIONS ON FOLLOWING YOUR DIRECTION

        The enclosed Direction Form allows you to specify the percentage of your Eligible Plan Shares that you wish to tender and the price or prices at which you want to tender such Eligible Plan Shares.

        It is possible that the market price of Kerr-McGee shares may change between the date on which you give your instructions to the Plan Trustee and the date on which Eligible Plan Shares are actually tendered by the Plan Trustee.

        Having regard to this, the Plan Trustee will tender your Eligible Plan Shares at a different price or prices from those specified by you (or will not tender them at all) depending on the closing market price of the shares on the New York Stock Exchange on or about the date your Eligible Plan Shares are tendered by the Plan Trustee (the "Prevailing Market Price") as follows:

  (i)
  If the Prevailing Market Price is greater than the maximum price offered by Kerr-McGee ($92.00 per share), notwithstanding your direction to tender your Eligible Plan Shares in the tender offer, your Eligible Plan Shares will not be tendered.

  (ii)
  If the prevailing market price is greater than the price at which you direct your Eligible Plan Shares to be tendered but within the range of $85.00 to $92.00, the Plan Trustee will follow your direction regarding the percentage of your Eligible Plan Shares to be tendered, but will increase the price at which such Eligible Plan Shares are to be tendered to the Prevailing Market Price.

  (iii)
  If the Prevailing Market Price is lower than the price at which you direct your Eligible Plan Shares to be tendered, notwithstanding the lower closing market price, the Plan Trustee will follow your direction both as to percentage of your Eligible Plan Shares to tender and as to the price at which such Eligible Plan Shares are tendered.

  (iv)
  Unless otherwise required by applicable law, the Plan Trustee will not tender Plan Shares for which it has received no direction, or for which it has received a direction not to tender.

IT IS YOUR DECISION WHETHER TO TENDER

        Kerr-McGee's Board of Directors has approved the tender offer. However, neither the Plan Trustee, Kerr-McGee, its Board of Directors nor J.P. Morgan Securities Inc. or Lehman Brothers Inc. (the "Dealer Managers" for the tender offer) make any recommendation to you as to whether you should tender or refrain from tendering your Eligible Plan Shares or as to the purchase price or prices at which you may choose to tender your Eligible Plan Shares. You must make your own decision as to whether to tender your Eligible Plan Shares and, if so, how many Eligible Plan Shares to tender and the price or prices at which to tender your Eligible Plan Shares. In doing so, you should read carefully the information in the Offer to Purchase, including Kerr-McGee's reasons for making the tender offer. Kerr-McGee's directors and executive officers have advised Kerr-McGee that they do not intend to tender shares pursuant to the tender offer.

PROCEDURE FOR DIRECTING TRUSTEE

        Enclosed is a Direction Form which should be completed and returned to the Plan Trustee by 4.00 p.m., UK time on Friday, 13th May 2005 using the prepaid envelope provided or by Fax on 020 8409 8911. If you do not properly complete the Direction Form or do not return it by the deadline specified, such shares will be considered NOT TENDERED.

        To properly complete your Direction Form, you must do the following:

  (1)
  On the face of the Direction Form, tick Box A or B. PLEASE TICK ONLY ONE BOX:

  •
  TICK BOX A if you do not want any of your Eligible Plan Shares tendered for sale in accordance with the terms of the tender offer and simply want the Plan Trustee to continue holding such shares.

  •
  TICK BOX B in all other cases and complete the table immediately below Box B. Specify the percentage (in whole numbers) of your Eligible Plan Shares that you want to tender at each price indicated.

    You may direct the tender of Eligible Plan Shares at different prices. To do so, you must state the percentage (in whole numbers) of shares to be sold at each price by filling in the percentage of such Eligible Plan Shares on the line immediately before the price. Also, you may elect to accept the per share purchase price to be determined pursuant to the tender offer, which will result in your receiving a price per share as low as $85.00 or as high as $92.00. Leave a given line blank if you want no shares tendered at that particular price. The total of the percentages you provide on the Direction Form may not exceed 100%, but it may be less than 100%. If this amount is less than 100%, you will be deemed to have instructed the Plan Trustee NOT to tender the balance of your Eligible Plan Share attributable to your individual account.

  (2)
  Date and sign the Direction Form in the space provided.

  (3)
  Return the Direction Form in the enclosed prepaid envelope or FAX it to 020 8409 8911 so that it is received by the Plan Trustee by no later than 4.00 p.m., UK time, on Friday, 13th May 2005, unless the tender offer is extended, in which case the participant deadline shall be three business days prior to the expiration date of the tender offer, if feasible.

        Your direction will be deemed irrevocable unless withdrawn by 4.00 pm, UK time, on Friday, 13th May 2005, unless the tender offer is extended. In order to make an effective withdrawal, you must submit a new Direction Form, which may be obtained by calling the Plan Trustee 020 8409 8888. Upon receipt of a new, completed and signed Direction Form, your previous direction will be deemed canceled. You may direct the re-tendering of any of your Eligible Plan Shares attributable to your individual account by obtaining an additional Direction Form from the Plan Trustee and repeating the previous instructions for directing tender as set forth in this letter.

        After the deadline above for returning the Direction Form to the Plan Trustee, the Plan Trustee and its affiliates or agents will complete the tabulation of all directions and the Plan Trustee, as trustee, will tender the appropriate number of shares on behalf of the Plan.

        Kerr-McGee will then buy all shares, up to 43,500,000, that were properly tendered through the tender offer. If there is an excess of shares tendered over the exact number desired by Kerr-McGee, shares tendered pursuant to the tender offer may be subject to proration, as set forth in Section 1 of the Offer to Purchase. Any Plan Shares that are not purchased in the tender offer will continue to be held by the Plan Trustee on your behalf under the Plan.

        The preferential treatment of holders of fewer than 100 shares, as described in Section 1 of the Offer to Purchase, will not be afforded to participants in the Plan, regardless of the number of shares held for each of them. Additionally, the conditional tender of shares, as described in Section 6 of the Offer to Purchase, will not be afforded to participants in the Plan. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of the tender offer would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of Kerr-McGee by the Dealer Managers for the tender offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

EFFECT OF TENDER ON YOUR PLAN SHARES

        As of 4.00 p.m., UK time, on Friday, 13th May 2005, certain transactions involving the Kerr-McGee shares under the Plan will be prohibited for three business days for ALL participants. At this time, all exchanges out, loans, withdrawals and distributions from Kerr-McGee shares, will be frozen for three business days. Balances in Kerr-McGee shares will be utilized to calculate amounts eligible for loans throughout these three business days. Contributions to and exchanges from other investment options into Kerr-McGee stock may continue throughout the tender offer and will be unaffected by the freeze. You can call the Plan Trustee 020 8409 8888 to obtain updated information on expiration dates, deadlines and freezes on the Kerr-McGee stock.

        If you have directed the Plan Trustee to tender some OR all of your Eligible Plan Shares, the freeze involving the Kerr-McGee shares will continue until all processing related to the tender offer has been completed, unless the tender offer is terminated or extended. In the event that the tender offer is extended, if feasible the freeze on these transactions involving Kerr-McGee shares will be temporarily lifted until three days prior to the new expiration date of the tender offer, as extended, at which time a new freeze on these transactions involving the shares will commence. In the event that you have directed the tendering of some or all of your Eligible Plan Shares, but none of those Eligible Plan Shares are accepted for payment through the tender offer, the freeze involving the Kerr-McGee shares in your account will be lifted as soon as administratively feasible. You can call the Plan Trustee at 020 8409 8888 to obtain updated information on expiration dates, deadlines and freezes.

        If you did not provide any direction to the Plan Trustee, or directed the Plan Trustee to NOT tender ANY of your Eligible Plan Shares, the freeze will be lifted in your account and you will again be able to execute all transactions with respect to Kerr-McGee shares, subject to Plan rules, as of May 19, 2005. In the event that the tender offer is extended, a new freeze on these transactions involving Kerr-McGee shares will commence three business days prior to the new expiration date of the tender offer, as extended, and will be lifted on the business day following the expiration date of the tender offer. You can call the Plan Trustee at 020 8409 8888 to obtain updated information on expiration dates, deadlines and freezes.

RECEIPT OF PROCEEDS

        For any of your Eligible Plan Shares that are tendered and purchased by Kerr-McGee, Kerr-McGee will pay cash to the Plan. The proceeds of the sale (less applicable US tax deductions) will be sent to Kerr-McGee payroll which will then pay out the balance of the tender proceeds to you, less appropriate income tax and national insurance contributions.

SHARES OUTSIDE THE PLAN

        If you hold shares outside of the Plan, you will receive, under separate cover, tender offer materials to be used to tender those shares. Those tender offer materials may not be used to direct the Plan Trustee to tender or not tender your Eligible Plan Shares attributable to your individual account under the Plan. Likewise, the tender of your Eligible Plan Shares will not be effective with respect to shares you hold outside of the Plan. The direction to tender or not tender shares held on your behalf under the Plan may only be made in accordance with the procedures in this letter. Similarly, the enclosed Direction Form may not be used to tender shares held outside of the Plan.

FURTHER INFORMATION

        If you require additional information concerning the procedure to tender shares held on your behalf under the Plan, please contact Mourant ECS Trustees Limited, the Plan Trustee on 020 8409 8888. If you require additional information concerning the terms and conditions of the tender offer, please call Georgeson Shareholder Communications Inc., the Information Agent, on +1 212 526 7850.

        If you are in any doubt as to the action you should take, you should seek advice from your own independent financial adviser.

Yours sincerely

For and on behalf of
 Mourant ECS Trustees Limited

Enclosures:

• The Direction Form

The Kerr-McGee (U.K.) Employee Share Plan (Post April 2002 Plan)

DIRECTION FORM FOR KERR-MCGEE CORPORATION TENDER OFFER

        Before completing this form, please read carefully the accompanying Offer to Purchase and all other enclosed materials.

        Please note that if you do not send in a properly completed, signed Direction Form, or if such Direction Form is not received by 4.00 p.m., UK time on Friday, 13th May 2005, unless the tender offer is extended, the Kerr-McGee shares attributable to your account under the Plan will not be tendered in accordance with the Tender Offer, unless otherwise required by law.

        In connection with the Offer to Purchase made by Kerr-McGee Corporation, dated 18th April 2005 (together with the related Letter of Transmittal, as they may be amended or supplemented from time to time, the "Tender Offer"), I hereby instruct the Plan Trustee, as trustees of the Plan, to tender the Kerr-McGee Corporation shares that comprise my Eligible Plan Shares as of 4.00 p.m., UK time on Friday, 13th May 2005, unless a later deadline is announced, as follows:

YOUR INSTRUCTION:
TICK ONE BOX ›

A	Please refrain from tendering and continue to HOLD any Plan Shares

B	Please TENDER Eligible Plan Shares in the percentage(s) indicated below

        A blank space before a given price will be taken to mean that no shares attributable to my account are to be tendered at that price.

        FILL IN THE TABLE BELOW ONLY IF YOU HAVE TICKED BOX B.

        Percentage of Shares to be Tendered (The total of all percentages must be less than or equal to 100%. If the total is less than 100%, you will be deemed to have directed Mourant ECS Trustees Limited NOT to tender the remaining percentage.)

                             % Shares Tendered at Price Determined by Dutch Auction

(By entering a percentage on the line above, the undersigned is willing to accept the Purchase Price resulting from the Dutch Auction, for the percentage of shares elected. This could result in receiving a price per share as low as $85.00 or as high as $92.00 per share.)

OR

% at $85.00	% at $86.50	% at $88.00	% at $89.50	% at $91.00

% at $85.25	% at $86.75	% at $88.25	% at $89.75	% at $91.25

% at $85.50	% at $87.00	% at $88.50	% at $90.00	% at $91.50

% at $85.75	% at $87.25	% at $88.75	% at $90.25	% at $91.75

% at $86.00	% at $87.50	% at $89.00	% at $90.50	% at $92.00

% at $86.25	% at $87.75	% at $89.25	% at $90.75

PLAN MEMBER'S DETAILS:

Please complete clearly the following details in BLOCK CAPITALS
First names

Surname

National Insurance Number

Date of Birth

Home Address

Please sign and date this form
I hereby instruct the Plan Trustee to transact as set out above. I understand that this instruction is irrevocable unless withdrawn by 4.00 p.m. UK time on Friday, 13th May 2005. I also understand that if I have elected Choice B there will potentially be UK Income Tax and National Insurance and U.S. withholding tax liabilities to be paid as detailed in the Letter from Kerr-McGee (U.K.) Employee Share Plan Trustee, to which this Direction Form is attached.
Signed.............................................. Date.......................................
IF YOU DO NOT RESPOND, THIS OFFER WILL NOT BE TAKEN UP AND YOUR SHARES WILL CONTINUE TO BE HELD BY THE PLAN TRUSTEE.